UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Organon & Co. (Exact Name of Registrant as Specified in Its Charter)

New Jersey	46-4838035	46-4838035
(State or Other	(Commission File Number)	(I.R.S. Employer
Jurisdiction of		Identification No.)
Incorporation or
Organization)

30 Hudson Street, 33rd Floor, Jersey City, New Jersey	07302
(Address of Principal Executive Offices)	(Zip Code)

Juliana Drinane

Head of Manufacturing and Supply

(551) 430-6330

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended                       .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Organon & Co. (“Organon” or the “Company”) has included its Conflict Minerals Report as an exhibit to its Form SD for 2025, as required by Rule 13p-1. Organon is a global health care company formed through a spinoff from Merck & Co., Inc. (“Merck”) to focus on improving the health of women throughout their lives. Organon develops and delivers innovative health solutions through a portfolio of prescription therapies within women's health, biosimilars and established brands (the “Organon Products”). Organon has a portfolio of more than 70 medicines and products across a range of therapeutic areas. The Company sells these products through various channels including drug wholesalers and retailers, hospitals, government agencies and managed health care providers such as health maintenance organizations, pharmacy benefit managers and other institutions. The Company operates six manufacturing facilities, which are located in Belgium, Brazil, Indonesia, Mexico, the Netherlands and the United Kingdom (“UK”). Pursuant to Rule 13p-1 under the Securities Exchange Act, Organon undertook a review of the products that it manufactures or contracts to manufacture to (i) determine whether any columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives (which are limited to tantalum, tin and tungsten) are necessary to the products’ functionality or production and, if so, (ii) perform procedures to determine the origin and conflict status of the minerals.

The scope and substance of Organon’s reasonable country of origin inquiry and due diligence, and Organon’s findings to date, are more fully described in Organon’s Conflict Minerals Report filed as Exhibit 1.01 to this Form SD and publicly available at:

Organon CMR Report RY2025.pdf as well as the SEC’s EDGAR database at www.sec.gov. The information on this website is not incorporated by reference into this Form SD and does not constitute a part of this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 hereto.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits Item 3.01 Exhibits

The following is filed as an exhibit to this Form SD.

Exhibit 1.01 - Conflict Minerals Report for the period from January 1, 2025 to December 31, 2025, as required by Items 1.01 and 1.02 of this Form SD.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

This Specialized Disclosure Report on Form SD and any exhibits hereto may contain so-called “forward-looking statements,” all of which are based on management’s current expectations and are subject to risks and uncertainties which may cause results to differ materially from those set forth in the statements. One can identify these forward-looking statements by their use of words such as “anticipates,” “expects,” “plans,” “will,” “estimates,” “forecasts,” “projects” and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Forward-looking statements include, for example, statements about our expectations, intentions and plans to improve our due diligence and risk mitigation strategies related to any Conflict Minerals used in our manufacture or contract to manufacture activities. One must carefully consider any such statement and should understand that many factors could cause actual results to differ materially from the Company’s forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.

The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors, including risk factors, described in the Company’s filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K. In Item 1A, “Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed on February 24, 2026, the Company discusses in more detail various important risk factors that could cause actual results to differ from expected or historic results. The Company notes these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORGANON & CO.

May 29, 2026	By:	/s/ Juliana Drinane
	Name:	Juliana Drinane
	Title:	Head of Manufacturing and Supply